SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                    Form 11-K



(Mark One)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1998

                                       OR


[ ]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                                  ------------


                           Commission File No. 1-10308

                                  ------------


                        Cendant Membership Services, Inc.
                             Savings Incentive Plan
                            (Full title of the Plan)


                               Cendant Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                               9 West 57th Street
                            New York, New York 10019
                     (Address of principal executive office)

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------




Independent Auditors' Report

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1998 AND 1997

   Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

   Statements of Changes in Net Assets Available for
     Benefits for the Years Ended December 31, 1998 and 1997

   Notes to Financial Statements

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998

   Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998




Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
Cendant Membership Services, Inc. Savings Incentive Plan
Parsippany, New Jersey 07054

We have audited the accompanying statements of net assets available for benefits of the Cendant Membership Services, Inc. Savings Incentive Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 28, 1999

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997




                                                  1998                  1997
                                              -------------         ------------
ASSETS
   Investments, at fair value                 $ 133,512,866         $137,550,992

   Contributions receivable from:
     Participants                                   392,679              329,760
     Employer                                       148,345              134,619
   Interest and dividends receivable                 22,769               36,926
                                              -------------         ------------

       Total receivables                            563,793              501,305
                                              -------------         ------------

NET ASSETS AVAILABLE FOR BENEFITS             $ 134,076,659         $138,052,297
                                              =============         ============









                       See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                           1998                  1997
                                                                       -------------         -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions from:
     Participants                                                      $  12,999,827         $   9,761,052
     Employer                                                              4,607,701             4,000,585
     Rollovers                                                            10,984,632             8,440,233
                                                                       -------------         -------------

         Total contributions                                              28,592,160            22,201,870
                                                                       -------------         -------------

   Investment income:
     Net (depreciation) appreciation in fair value of investments        (14,161,742)           28,796,409
     Interest and dividends                                                2,225,798             2,379,464
                                                                       -------------         -------------

         Total investment (losses) income                                (11,935,944)           31,175,873
                                                                       --------------        -------------

         Total additions                                                  16,656,216            53,377,743
                                                                       -------------         -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                         (20,631,854)          (10,514,348)
                                                                       -------------         -------------

NET (DECREASE) INCREASE IN
   NET ASSETS AVAILABLE FOR BENEFITS                                      (3,975,638)           42,863,395

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                                     138,052,297            95,188,902
                                                                       -------------         -------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                                         $ 134,076,659         $ 138,052,297
                                                                       =============         =============


                       See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS


1.    DESCRIPTION OF PLAN

      The following description of the Cendant Membership Services, Inc. Savings Incentive Plan (the "Plan"), formerly the Savings Incentive Plan of CUC International Inc. ("CUC"), provides only general information. Participants should refer to the Summary Plan Description or the Plan documents, which are available from Cendant Membership Services, Inc. (the "Company" or the "Plan Sponsor"), a wholly-owned subsidiary of Cendant Corporation ("Cendant"), for a more complete description of the Plan's provisions. In December 1997, HFS Incorporated merged with and into CUC (the "Cendant Merger") and the resultant merged company was renamed Cendant Corporation. Each of the existing employee savings plans of the merged companies are currently being maintained.

      The Plan is a defined contribution plan which provides retirement, disability and death benefits to eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended various times during 1998 and 1997 to allow for existing plans of companies acquired by the Company to be combined into the Plan (See "Rollovers").

      The following is a summary of certain Plan provisions:

      a. Eligibility - The Plan covers substantially all full-time employees and certain part-time employees of the Company and certain of its subsidiaries who have been employed for at least six months and are age twenty-one or older.

      b. Employee contributions - Participants may elect to make pre-tax contributions of up to fifteen percent of pre-tax annual compensation, up to a maximum of $10,000 and $9,500 for 1998 and 1997, respectively. Plan participants may change their deferral elections under the Plan on a monthly basis.

      c. Employer contributions - The Company matches each participant's bi-weekly contribution dollar for dollar of the first $27.69, $0.60 for each dollar of the next $36.93, and $0.40 for each dollar of the next $27.69 up to a maximum of 6% of pre-tax annual compensation, as defined in the Plan, for a total maximum match of $60.92 per bi-weekly pay period.

      d. Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution to the Plan in accordance with Internal Revenue Service ("IRS") regulations.

           Plan assets associated with the qualified plans of companies previously acquired by the Company, prior to the Cendant Merger, including Davidson and Associates, Inc., Ideon Group, Inc. and North American Outdoor Group, were transferred into the Plan. Accordingly, $9.5 million and $7.6 million of assets were merged into the Plan during 1998 and 1997, respectively and are included in Contributions From - Rollovers in the statements of changes in net assets available for benefits for the years ended December 31, 1998 and 1997. In addition, effective January 1, 1998, the profit sharing plan of NUMA Corporation, a company previously acquired by the Company, was term-inated and NUMA Corporation employees had the option of rolling over their plan assets as of such date.

      e. Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching portion of their accounts (plus actual earnings thereon) is based on years of credited service as follows:

                             Years of Credited Service        Percentage Vesting

                                    Less than one                          0%
                                    1 but less than 2                     20%
                                    2 but less than 3                     40%
                                    3 but less than 4                     60%
                                    4 but less than 5                     80%
                                    5 or more                            100%

      f. Termination - Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and will receive lump-sum distributions in an amount equal to the value of their accounts.

      g. Loan Provision - Participants may borrow from their fund accounts up to the lesser of $50,000 or fifty percent of their vested balance. Loan terms range from 1-5 years and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with prime rate plus one percent. Interest rates on outstanding loans as of December 31, 1998 ranged from 7.64% to 11%. Principal and interest is paid ratably through payroll deductions.

      h. Participant Accounts -Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances as defined. Forfeited balances of terminated participants' nonvested accounts are used at the discretion of the Plan admistrative committee, either to pay administrative expenses of the plan or to reduce future Company contributions. During the years ended December 31, 1998 and 1997, forfeited account balances amounted to $361,000 and $220,000.

      i. Benefits Paid to Participants - Upon termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account balance. Distributions to terminated employees are recorded in each fund when paid. Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or, from certain accounts, for financial hardship, as defined in the Plan, before that age. Amounts payable to participants who have terminated participation in the Plan were $620,817 and $238,000 at December 31, 1998 and 1997, respectively. These amounts will be reflected as liabilities in the Plan's Form 5500 in accordance with Department of Labor Regulations.

           In December 1997, the Company disposed of Interval International, Inc. ("Interval"), a timeshare exchange business. In connection with the sale, during 1998, Plan assets of $7.5 million which related to Interval employees were transferred from the Plan into the acquiring company's plan. Such distribution of Plan assets is included in Benefits Paid to Participants in the statement of changes in net assets available for benefits for the year ended December 31, 1998.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Basis of Presentation - The accompanying financial statements are prepared on the accrual basis of accounting. All administrative costs of the Plan, other than costs incurred to maintain the participant loan accounts, were paid by the Company.

      b. Valuation of Investments - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded on the over-the-counter market for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at the quoted market price which represent the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

          The change between the fair value and the cost of investments which are held at each statement date is reflected as net (depreciation) appreciation in the statement of changes in net assets available for benefits. The net realized gains (losses) on investments is the difference between the proceeds received, after fees and expenses, and the average cost of the investments sold.

      c. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.


3.    INVESTMENTS

      Participants direct employer and employee contributions in 1% increments into investment options made available by the Plan. Participants may change their investment allocation between funds on a daily basis.

      The investment options available to participants as of December 31, 1998 consisted of the following:

      a. Neuberger & Berman Equity Separate Account - Funds are invested in a variety of common and preferred stocks with emphasis on a balanced portfolio of primarily common stocks or in mutual funds which specialize in such equity investments.

      b. Cendant Corporation Common Stock Fund - Funds are invested in the common stock of Cendant, the Plan Sponsor's parent company, which is traded on the New York Stock Exchange under the symbol "CD".

      c. Neuberger & Berman Limited Maturity Bond Fund - Funds are invested in a diversified portfolio of short to intermediate term U.S. government and agency securities as well as primarily investment grade debt securities issued by financial institutions, corporations and others.

      d. Neuberger & Berman International Equity Fund - Funds are invested in a diversified portfolio of equity securities of medium to large capitalized companies doing business outside the United States and traded on foreign exchanges.

      e. Neuberger & Berman Genesis Fund - Funds are invested principally in common stocks of companies with a market capitalization of $750 million or less.

      f. First Union Evergreen Money Market Fund - Funds are invested in high-quality money market instruments.

      g. MetLife Stock Market Index Guarantee Fund - Funds are invested primarily in a portfolio of equity securities designed to substantially equal or "match" the performance of the Standard & Poor's 500 Composite Stock Price Index.

      h. Kobrick Capital Fund - Funds are invested in a portfolio that seeks maximum capital appreciation by investing primarily in equity securities of companies with a wide range of capitalizations,
            including   undervalued   special  situations  and  emerging  growth
            companies. The fund may invest up to 35% of its total assets in other types of securities, including corporate bonds.

      i. Kobrick Emerging Growth Fund - Funds are invested in a portfolio that seeks growth of capital by investing in the equity securities of emerging growth companies, primarily with small capitalizations. The fund may invest up to 35% of its total assets in other types of securities, including corporate bonds, or in larger, more mature companies.

      j. Kobrick Growth Fund - Funds are invested in a portfolio that seeks to provide long-term growth of capital by investing in the equity securities of large capitalization companies. The fund may invest up to 35% of its total assets in other types of securities, including corporate bonds, or in small capitalization and emerging growth companies.

            Participants should refer to each fund's prospectus for a more complete description of the risks associated with each fund.

4.    INVESTMENTS EXCEEDING 5% OF NET ASSETS

      The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31, 1998 and 1997.


                                                                           1998                  1997
                                                                       ------------         -------------

      Neuberger & Berman Equity Separate Account                       $ 49,438,016         $  46,410,528
      Cendant Corporation Common Stock Fund                              30,296,338            50,354,179
      First Union Evergreen Money Market Fund                            16,443,650            12,598,636
      Neuberger & Berman Limited Maturity Bond Fund                      11,282,657            11,496,221
      Neuberger & Berman Genesis Fund                                    10,076,330             7,617,528
                                                                       ------------         -------------
                                                                       $117,536,991         $ 128,477,092
                                                                       ============         =============


5.    INTERNAL REVENUE SERVICE STATUS

      The Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated September 7, 1995. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax exempt as of the financial statement dates. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    OTHER EVENTS

      Company litigation
      In April 1998, Cendant publicly announced that it had discovered accounting irregularities in the former business units of CUC. Such discovery prompted investigations into such matters by Cendant and the Audit Committee of its Board of Directors. As a result of the findings from the investigations, Cendant restated its previously reported financial results for 1997, 1996 and 1995. Since such announcement, more than 70 lawsuits claiming to be class actions, two lawsuits claiming to be brought derivatively on Cendant's behalf and several individual lawsuits have been filed in various courts against Cendant and other defendants. The Court has ordered consolidation of many of the actions.

      The Securities and Exchange Commission (the "SEC") and the United States Attorney for the District of New Jersey are conducting investigations relating to the matters referenced above. The SEC advised Cendant that its inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred.

      Cendant does not believe it is feasible to predict or determine the final outcome or resolution of these proceedings or to estimate the amounts or potential range of loss with respect to these proceedings and investigations. In addition, the timing of the final resolution of these proceedings and investigations is uncertain. The possible outcomes or resolutions of these proceedings and investigations could include judgments against Cendant or settlements and could require substantial payments by Cendant. However, the Company does not expect the outcome from these proceedings to have any material adverse impact on the Plan. The aforementioned matters resulted in a significant decline in the per share price of Cendant common stock and a corresponding diminution of the Cendant Corporation Common Stock Fund. At December 31, 1997 the closing per share price of Cendant common stock was $34.375 compared to $19.125 at December 31, 1998.

      In connection with the aforementioned matters, it has come to the attention of Cendant that certain former fiduciaries of the Plan may have committed acts that constitute either negligence in their administration of the Plan or a breach of their fiduciary duties. The Company believes that the safekeeping of Plan assets was not affected by such acts.

7.    PARTY-IN-INTEREST

      A portion of the Plan's investments are shares in a fund managed by MetLife, the MetLife Stock Market Index Guarantee Fund. MetLife is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8.    SUBSEQUENT EVENTS

      On January 12, 1999, Cendant completed the sale of its wholly-owned consumer software business, Cendant Software Corporation ("CDS"). Upon consummation, Plan participants who were CDS employees were given the option to remain in the Plan or to withdraw their vested account balances.

      On April 21, 1999, Cendant announced that the Board of Directors approved the plan to pursue the sale of Entertainment Publications, Inc. ("EPub"), a wholly-owned subsidiary. Cendant has not yet determined what impact the disposition of EPub will have on the Plan assets.

9.    PLAN SUMMARY BY FUND

      The following tables represent the statements of net assets available for benefits as of December 31, 1998 and 1997 and the statement of changes in net assets available for benefits, summarized by fund, for the years ended December 31, 1998 and 1997.

            CENDANT MEMBERSHIP SERVICES, INC. SAVINGS INCENTIVE PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1998



                                                 Neuberger                 Neuberger &
                                                 & Berman       Cendant         Berman    Neuberger &
                                                   Equity   Corporation        Limited         Berman   Neuberger &
                                                 Separate       Company       Maturity  International        Berman
                                                  Account    Stock Fund      Bond Fund    Equity Fund  Genesis Fund        Subtotal
                                            -------------   -----------    -----------  -------------  ------------    ------------
ASSETS
  Investments, at fair value                $  49,438,016   $30,296,338    $11,282,657    $ 5,227,966   $10,076,330    $106,321,307

  Contributions receivable from:
    Participants                                  106,653        38,608         29,607         29,117        50,087         254,072
    Employer                                       40,698        13,677         13,288          9,483        17,298          94,444
  Interest and dividends receivable                22,769      -              -              -              -                22,769
                                            -------------   -----------    -----------    -----------   -----------    ------------

           Total receivables                      170,120        52,285         42,895         38,600        67,385         371,285
                                            -------------   -----------    -----------    -----------   -----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS           $  49,608,136   $30,348,623    $11,325,552    $ 5,266,566   $10,143,715    $106,692,592
                                            =============   ===========    ===========    ===========   ===========    ============

            CENDANT MEMBERSHIP SERVICES, INC. SAVINGS INCENTIVE PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                   (Concluded)

                                DECEMBER 31, 1998



                                                  First Union      MetLife
                                                    Evergreen  Stock Market               Kobrick
                                                        Money        Index   Kobrick   Emerging   Kobrick
                                                       Market    Guarantee   Capital     Growth    Growth        Loan
                                       Subtotal          Fund         Fund      Fund       Fund      Fund        Fund          Total
                                   ------------   -----------   ----------  --------  --------- ---------  ----------   ------------
ASSETS

Investments, at fair value         $106,321,307   $16,443,650   $6,556,064  $172,278  $  73,169  $199,319  $3,747,079   $133,512,866

Contributions receivable from:
    Participants                        254,072        87,805       45,642     1,790      1,378     1,992      -             392,679
    Employer                             94,444        36,703       15,418       698        546       536      -             148,345
Interest and dividends
    receivable                           22,769             -            -         -          -         -      -              22,769
                                   ------------   -----------   ----------  --------  ---------  --------  ----------   ------------
        Total receivables               371,285       124,508       61,060     2,488      1,924     2,528      -             563,793
                                   ------------   -----------   ----------  --------  ---------  --------  ----------   ------------

NET ASSETS AVAILABLE FOR
  BENEFITS                         $106,692,592   $16,568,158   $6,617,124  $174,766  $  75,093  $201,847  $3,747,079   $134,076,659
                                   ============   ===========   ==========  ========  =========  ========  ==========   ============

            CENDANT MEMBERSHIP SERVICES, INC. SAVINGS INCENTIVE PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997


                                                                                                              MetLife
                              Neuberger                  Neuberger                                              Stock
                               & Berman       Cendant     & Berman    Neuberger &   Neuberger  First Union     Market
                                 Equity   Corporation      Limited         Berman    & Berman    Evergreen      Index
                               Separate       Company     Maturity   International    Genesis        Money  Guarantee
                                Account    Stock Fund    Bond Fund    Equity Fund        Fund  Market Fund    Account       Subtotal
                            -----------   -----------  -----------   ------------  ----------  -----------  ----------  ------------
ASSETS

Investments, at fair value  $46,410,528   $50,354,179  $11,496,221    $ 4,102,802  $7,617,528  $12,598,636  $1,353,750  $133,933,644

Contributions receivable from:
    Participants                102,825        95,480       30,826         22,215      40,966       25,354      12,094       329,760
    Employer                     40,826        39,985       14,988          7,315      13,596       13,647       4,262       134,619
Interest and dividends
    receivable                   36,926         -            -                -         -              -         -            36,926
                             ----------   -----------  -----------    -----------  ----------  -----------  ----------  ------------

       Total receivables        180,577       135,465       45,814         29,530      54,562       39,001      16,356       501,305
                             ----------   -----------  -----------    -----------  ----------  -----------  ----------  ------------

NET ASSETS AVAILABLE
  FOR BENEFITS              $46,591,105   $50,489,644  $11,542,035    $ 4,132,332  $7,672,090  $12,637,637  $1,370,106  $134,434,949
                            ===========   ===========  ===========    ===========  ==========  ===========  ==========  ============

            CENDANT MEMBERSHIP SERVICES, INC. SAVINGS INCENTIVE PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                   (Concluded)
                                DECEMBER 31, 1997






                                                              Loan
                                         Subtotal             Fund               Total
                                     ------------     ------------      --------------
ASSETS

Investments, at fair value           $133,933,644     $  3,617,348      $  137,550,992

Contributions receivable from:
  Participants                            329,760            -                 329,760
  Employer                                134,619            -                 134,619
Interest and dividends receivable          36,926               -               36,926
                                     ------------     ------------      --------------

           Total receivables              501,305               -              501,305
                                     ------------     ------------      --------------

NET ASSETS AVAILABLE FOR
  BENEFITS                           $134,434,949     $  3,617,348      $  138,052,297
                                     ============     ============      ==============

            CENDANT MEMBERSHIP SERVICES, INC. SAVINGS INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                      Neuberger                   Neuberger      Neuberger                First Union
                                       & Berman       Cendant      & Berman       & Berman     Neuberger    Evergreen
                                         Equity   Corporation       Limited  International      & Berman        Money
                                       Separate       Company      Maturity         Equity       Genesis       Market
                                        Account    Stock Fund     Bond Fund           Fund          Fund         Fund      Subtotal
                                    -----------  ------------   -----------    -----------   -----------  -----------   -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions from:
    Participants                    $ 3,648,191  $    988,895   $ 1,051,787     $1,060,673   $ 2,165,522  $ 2,741,557   $11,656,625
    Employer                          1,271,924       341,251       431,562        356,295       737,748    1,003,624     4,142,404
    Rollovers                         1,808,062       227,106       602,079        839,472     2,282,081    3,513,354     9,272,154
                                    -----------  ------------   -----------     ----------   -----------  -----------   -----------

           Total contributions        6,728,177     1,557,252     2,085,428      2,256,440     5,185,351    7,258,535    25,071,183
                                    -----------  ------------   -----------    -----------   -----------  -----------   -----------

   Investment income:
   Net appreciation (depreciation)
    in fair value of investments      5,747,299   (19,739,703)     (166,160)      (193,080)     (837,934)         (41)  (15,189,619)
    Interest and dividends              333,103      -              662,962         10,899       107,302      797,799     1,912,065
                                    -----------  ------------   -----------    -----------   -----------  -----------   ------------

       Total investment income
        (losses)                      6,080,402   (19,739,703)      496,802      (182,181)      (730,632)     797,758   (13,277,554)

  Loan repayments                       471,170       214,955       176,829        71,607        132,254      437,026     1,503,841
                                    -----------   -----------   -----------   -----------    -----------  -----------   -----------

       Total additions               13,279,749   (17,967,496)    2,759,059     2,145,866      4,586,973    8,493,319    13,297,470

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Loan disbursements                   (694,678)     (515,227)     (202,116)      (71,320)      (220,458)    (283,488)   (1,987,287)
  Benefits paid to participants      (7,079,336)   (4,166,611)   (1,773,134)     (720,816)    (1,335,024)  (4,480,904)  (19,555,825)
                                    -----------   ------------  ------------   -----------   -----------  -----------   ------------

       Total deductions              (7,774,014)   (4,681,838)   (1,975,250)     (792,136)   (1,555,482)   (4,764,392)  (21,543,112)
                                    -----------   -----------   ------------   -----------   -----------  -----------   ------------

INTERFUND TRANSFERS                  (2,488,704)    2,508,313    (1,000,292)     (219,496)     (559,866)      201,594    (1,558,451)
                                    -----------   -----------   ------------   ----------    -----------  -----------   ------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS       3,017,031   (20,141,021)     (216,483)    1,134,234     2,471,625     3,930,521    (9,804,093)

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR        46,591,105    50,489,644    11,542,035     4,132,332     7,672,090    12,637,637   133,064,843
                                    -----------   -----------   -----------    ----------    ----------   -----------  ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR             $49,608,136   $30,348,623   $11,325,552    $5,266,566   $10,143,715   $16,568,158  $123,260,750
                                    ===========   ===========   ===========    ==========   ===========   ===========  ============


            CENDANT MEMBERSHIP SERVICES, INC. SAVINGS INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                   (Concluded)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                      Met Life
                                                  Stock Market                Kobrick
                                                         Index    Kobrick    Emerging    Kobrick
                                                    Guaranteed    Capital      Growth     Growth        Loan
                                        Subtotal          Fund       Fund        Fund       Fund        Fund           Total
                                     -----------   -----------   --------    --------   --------   ---------    ------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO:
  Contributions from:
    Participants                     $11,656,625    $1,320,388   $  8,354    $  6,729   $  7,731   $       -    $ 12,999,827
    Employer                           4,142,404       457,250      3,283       2,387      2,377           -       4,607,701
    Rollovers                          9,272,154     1,649,598      2,613          -         754       59,513     10,984,632
                                     -----------   -----------   --------    --------   --------   ----------   ------------

      Total contributions             25,071,183     3,427,236     14,250       9,116     10,862       59,513     28,592,160
                                     -----------   -----------   --------    --------   --------   ----------   ------------

  Investment income:
    Net (depreciation) appreciation in
      fair value of investments      (15,189,619)      932,884     41,826      15,078     38,089          -      (14,161,742)
    Interest and dividends             1,912,065        13,609          -          -          31      300,093      2,225,798
                                     -----------   -----------   --------    --------   --------   ----------   ------------

      Total investment
       (losses) income               (13,277,554)      946,493     41,826      15,078     38,120      300,093    (11,935,944)

  Loan repayments                      1,503,841        53,844        687         381      1,189   (1,559,942)            -
                                     -----------   -----------   --------    --------   --------   ----------   -------------

      Total additions                 13,297,470     4,427,573     56,763      24,575     50,171   (1,200,336)    16,656,216

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Loan disbursements                  (1,987,287)      (67,915)       (92)     (1,361)    (1,372)   2,058,027             -
  Benefits paid to participants      (19,555,825)     (345,869)      (736)       (738)      (726)    (727,960)   (20,631,854)
                                     ------------  ------------  ---------   ---------  ---------  ----------   ------------

      Total deductions               (21,543,112)     (413,784)      (828)     (2,099)    (2,098)   1,330,067    (20,631,854)
                                     ------------  ------------  ---------   ---------  --------   ----------   ------------

INTERFUND TRANSFERS                   (1,558,451)    1,233,229    118,831      52,617    153,774          -               -
                                     ------------   ----------   --------    --------   --------   ----------   ------------

NET (DECREASE) INCREASE IN NET
  ASSETS AVAILABLE FOR BENEFITS       (9,804,093)    5,247,018    174,766      75,093    201,847      129,731     (3,975,638)

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR        133,064,843     1,370,106         -           -          -     3,617,348    138,052,297
                                     -----------    ----------   --------    --------   --------   ----------   ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR             $123,260,750    $6,617,124   $174,766    $ 75,093   $201,847   $3,747,079   $134,076,659
                                    ============    ==========   ========    ========   ========   ==========   ============

            CENDANT MEMBERSHIP SERVICES, INC. SAVINGS INCENTIVE PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                             Neuberger      Neuberger
                                                                                  Cendant     & Berman       & Berman
                                                                    Equity    Corporation      Limited  International
                                         Fixed                    Separate        Company     Maturity         Equity
                                          Fund     Bond Fund          Fund     Stock Fund    Bond Fund           Fund      Subtotal
                                   -----------   -----------    ----------  -------------  -----------  -------------  ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions from:
    Participants                   $       -     $       -     $ 3,273,174  $ 2,754,794    $ 1,041,686     $  596,920  $  7,666,574
    Employer                               -             -       1,353,977    1,220,738        509,524        212,375     3,296,614
    Rollovers                              -             -       1,661,608      661,625        470,730      1,006,192     3,800,155
                                   -----------   ----------    -----------  -----------     ----------     ----------  ------------

       Total contributions                 -             -       6,288,759    4,637,157      2,021,940      1,815,487    14,763,343
                                   -----------   ----------    -----------  -----------     ----------     ----------  ------------

  Investment income:
    Net appreciation (depreciation)
    in fair value of investments           -             -      12,984,495   14,663,603       (271,057)        31,783    27,408,824
    Interest and dividends                 -             -         324,644       47,952        814,297         39,346     1,226,239
                                   -----------   ----------    -----------  -----------     ----------     ----------  ------------

       Total investment income             -             -      13,309,139   14,711,555        543,240         71,129    28,635,063
                                   -----------   ----------    -----------  -----------     ----------     ----------  ------------

  Loan repayments                          -             -         484,469      574,393        220,470         40,021     1,319,353

       Total additions                     -             -      20,082,367   19,923,105      2,785,650      1,926,637    44,717,759
                                   -----------   ----------    -----------  -----------    -----------     ----------  ------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefits paid to participants            -             -      (3,709,685)  (3,154,214)    (1,018,162)       (43,051)   (7,925,112)
  Loan disbursements                       -             -        (810,446)    (984,594)      (231,587)       (63,023)   (2,089,650)
                                   -----------   -----------   -----------  -----------    -----------     ----------  -------------

       Total deductions                    -             -      (4,520,131)  (4,138,808)    (1,249,749)      (106,074)  (10,014,762)
                                   -----------   -----------   -----------  -----------    ------------    ----------- -------------

INTERFUND TRANSFERS                    (32,636)     (28,357)    (4,095,676)  (1,175,649)      (769,976)     2,262,767    (3,839,527)
                                   ------------  -----------   -----------  -----------    -----------     ----------  ------------

NET (DECREASE) INCREASE IN NET
  ASSETS AVAILABLE FOR BENEFITS        (32,636)     (28,357)    11,466,560   14,608,648        765,925      4,083,330    30,863,470

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR           32,636       28,357     35,124,545   35,880,996     10,776,110         49,002    81,891,646
                                   -----------   ----------   ------------  -----------    -----------     ----------  ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR            $       -     $       -     $46,591,105  $50,489,644    $11,542,035     $4,132,332  $112,755,116
                                   ===========   ==========    ===========  ===========    ===========     ==========  ============


            CENDANT MEMBERSHIP SERVICES, INC. SAVINGS INCENTIVE PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                   (Concluded)
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                         First Union            MetLife
                                                        Neuberger          Evergreen       Stock Market
                                                         & Berman              Money              Index
                                                          Genesis             Market          Guarantee         Loan
                                        Subtotal             Fund               Fund               Fund         Fund           Total
                                     -----------      -----------       ------------      -------------  -----------   -------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions from:
    Participants                     $ 7,666,574      $   970,382       $    990,439      $  133,657     $       -     $  9,761,052
    Employer                           3,296,614          353,807            303,375          46,789             -        4,000,585
    Rollovers                          3,800,155        2,026,307          2,456,286         157,485             -        8,440,233
                                     -----------      -----------       ------------      ----------     -----------    ------------

           Total contributions        14,763,343        3,350,496          3,750,100         337,931             -       22,201,870
                                     -----------      -----------       ------------      ----------     -----------    ------------

  Investment income:
    Net appreciation in
    fair value of investments         27,408,824        1,303,634                -            83,951             -       28,796,409
    Interest and dividends             1,226,239           50,924            686,269              11        416,021       2,379,464
                                     -----------      -----------       ------------      -----------    -----------    ------------

           Total investment income    28,635,063        1,354,558            686,269          83,962        416,021      31,175,873
                                     -----------      -----------       ------------      ----------     -----------    ------------

  Loan repayments                      1,319,353           62,591            224,858           6,936     (1,613,738)            -

           Total additions            44,717,759        4,767,645          4,661,227         428,829     (1,197,717)     53,377,743
                                     -----------      -----------       ------------      ----------    -----------     ------------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefits paid to participants       (7,925,112)        (117,825)        (1,868,091)        (18,392)      (584,928)    (10,514,348)
  Loan disbursements                  (2,089,650)        (123,814)          (297,512)         (6,464)     2,517,440            -
                                     ------------     ------------      -------------     -----------   -----------     ------------

           Total deductions          (10,014,762)        (241,639)        (2,165,603)        (24,856)     1,932,512     (10,514,348)
                                     ------------     ------------      -------------     -----------    -----------    -----------

INTERFUND TRANSFERS                   (3,839,527)       3,079,842           (206,448)        966,133             -              -
                                     ------------     -----------       ------------      ----------     ----------     ------------

NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS              30,863,470        7,605,848          2,289,176       1,370,106        734,795      42,863,395

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR         81,891,646           66,242         10,348,461             -        2,882,553      95,188,902
                                     -----------      -----------       ------------      ----------    -----------    ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR              $112,755,116     $ 7,672,090       $ 12,637,637      $1,370,106    $ 3,617,348    $138,052,297
                                     ============     ===========       ============      ==========    ===========    ============

                             SUPPLEMENTAL SCHEDULES

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

                                                                                                                     Contract or
                                                              Number of                                                 Current
      Description                                           Units/Shares                Cost                             Value
  ----------------------------------------------           -------------        ------------------              ----------------

  Neuberger & Berman Equity Separate Account                    1,345,294          $  35,870,293                $     49,438,016
  Cendant Corporation Company Stock Fund                        1,529,625             38,407,006                      30,296,338
  Neuberger & Berman Limited Maturity Bond Fund                 1,198,804             11,405,134                      11,282,657
  Neuberger & Berman International Equity Fund                    353,241              5,364,239                       5,227,966
  Neuberger & Berman Genesis Fund                                 495,395              9,886,119                      10,076,330
  First Union Evergreen Money Market Fund                      16,443,650             16,443,650                      16,443,650
  MetLife Stock Market Index Guarantee Fund                        15,108              5,616,396                       6,556,064
  Kobrick Capital Fund                                             11,485                132,417                         172,278
  Kobrick Emerging Growth Fund                                      5,245                 59,776                          73,169
  Kobrick Growth Fund                                              14,485                165,778                         199,319
  Loans to participants                                         3,747,079              3,747,079                       3,747,079

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                              Purchases                       Sales
          Identity of                       Description        Purchase       Number of      Selling      Number of       Net Gain
        Party Involved                         of Asset           Price    Transactions        Price   Transactions      or (Loss)
        --------------                     ------------      ----------    ------------   ----------   ------------    -----------

A series of transactions in excess of 5% of the beginning value of plan assets

Cendant Corporation Company Stock Fund     Common Stock       $ 7,781,705         214     $ 8,100,383          599     $  (329,471)

Neuberger & Berman Genesis Fund            Mutual Fund          7,089,206         308       3,792,001          437          79,348

Neuberger & Berman Equity
  Separate Account                         Mutual Fund          9,164,096         356      12,300,820          592       2,996,674

First Union Evergreen Money Market Fund    Money Market        11,378,421         445       7,269,777          553           -


                                    SIGNATURE

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Cendant Membership Services, Inc.
                                    Savings Incentive Plan


Date:  June 28, 1999                By:  /s/ David M. Johnson
                                         David M. Johnson
                                         Plan Committee Member
                                         Cendant Membership Services, Inc.
                                         Savings Incentive Plan